UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LumiraDx Limited

(Name of Issuer)

Common Shares, par value $0.0000028 per share

(Title of Class of Securities)

G5709L109

(CUSIP Number)

Zwanziger Ventures LLC

PO Box 156

Waban, MA, 02468

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Ron Zwanziger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,106,488
	8	SHARED VOTING POWER 42,031,470
	9	SOLE DISPOSITIVE POWER 9,106,488
	10	SHARED DISPOSITIVE POWER 42,031,470

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,137,958*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Consists of 37,184,803 outstanding ordinary shares, 8,055,428 ordinary shares issuable upon the exercise of vested options, 488,561 ordinary shares issuable upon the exercise of outstanding warrants, 4,995,246 outstanding common shares, 216,869 common shares issuable upon the conversion of outstanding convertible notes, and 197,051 common shares issuable upon the exercise of outstanding warrants. Each ordinary share has ten votes per share on all matters subject to the vote of the shareholders. The ordinary shares are convertible at any time into an equal number of common shares at the option of the holder thereof.

**

Based on (i) 154,224,500 common shares outstanding on December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 1, 2023, plus (ii) the shares reported in row 11 above that are exercisable for or convertible into common shares.

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Janet Zwanziger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,031,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,031,470

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,031,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Based on (i) 154,224,500 common shares outstanding on December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 1, 2023, plus (ii) the shares reported in row 11 above that are exercisable for or convertible into common shares.

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Zwanziger Family Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,031,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,031,470

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,031,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on (i) 154,224,500 common shares outstanding on December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 1, 2023, plus (ii) the shares reported in row 11 above that are exercisable for or convertible into common shares.

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Zwanziger Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,028,308
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,028,308

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,028,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on (i) 154,224,500 common shares outstanding on December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 1, 2023, plus (ii) the shares reported in row 11 above that are exercisable for or convertible into common shares.

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on February 24, 2022, as amended by Amendment No. 1 to Schedule 13D which was filed with the SEC on July 28, 2022 (together, the “Original Filing”), by Ron Zwanziger, Janet Zwanziger, Zwanziger Family Ventures LLC and Zwanziger Ventures LLC (the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing.

Item 2. Identity and Background.

(b)	The principal business address of the Reporting Person is c/o Zwanziger Ventures LLC, PO Box 156, Waban, MA, 02468.

(c)	The present principal occupation of Ron Zwanziger is Entrepreneur.

Item 4. Purpose of the Transaction.

Ron Zwanziger acquired beneficial ownership of the Common Shares in his capacity as Co-Founder, Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. Zwanziger resigned from his director and officer roles with the Issuer effective November 1, 2023 after concluding that, in light of the Issuer’s ongoing search for a viable long-term solution to its financial difficulties, it is in the best interests of the Issuer and its stakeholders, including its creditors, that he step down from his current roles with the Company in order to preserve his flexibility to explore all available options. The Reporting Persons will continue to participate in the affairs of the Issuer through their respective ownership interests and the voting of their respective Ordinary Shares and Common Shares. Each Ordinary Share has ten votes per share on all matters subject to the vote of the shareholders.

Mr. Zwanziger, at any time, and from time to time may acquire additional Ordinary Shares or Common Shares or dispose of any or all of the Ordinary Shares or Common Shares that he owns depending upon an ongoing evaluation of his investment in the Issuer, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Except as disclosed herein, Mr. Zwanziger has no plan or proposal which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D.

Janet Zwanziger, Zwanziger Family Ventures LLC and Zwanziger Ventures LLC hold the Common Shares for investment purposes.

Each of Janet Zwanziger, Zwanziger Family Ventures LLC and Zwanziger Ventures LLC, at any time, and from time to time may acquire additional Common Shares or dispose of any or all of the Common Shares that they own depending upon an ongoing evaluation of the investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Except as disclosed herein, none of Janet Zwanziger, Zwanziger Family Ventures LLC or Zwanziger Ventures LLC have a plan or proposal which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)

All percentages are based on 154,224,500 common shares outstanding on December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 1, 2023. Outstanding Ordinary Shares are convertible at any time into an equal number of Common Shares at the option of the holder thereof. The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons are included in the table below. Pursuant to Rule 13d-3(d)(i)(1), any percentage ownership of Common Stock disclosed herein reflects the percentage ownership that the applicable Reporting Person would hold if they exercised their rights to acquire Common Shares, without any other person exercising similar rights. These percentages should not be taken to reflect any Reporting Person’s proportion of economic interest or voting power in the Issuer.

Name of Beneficial Owner	Number of Shares to which the Reporting Person has Beneficial Ownership:	Sole power to vote or direct the vote:	Shared power to vote or direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:	Percentage:
Ron Zwanziger	51,137,958	9,106,488	42,031,470	9,106,488	42,031,470	25.5%
Janet Zwanziger	42,031,470	0	42,031,470	0	42,031,470	16.7%
Zwanziger Family Ventures LLC	42,031,470	0	42,031,470	0	42,031,470	16.7%
Zwanziger Ventures LLC	12,028,308	0	12,028,308	0	12,028,308	7.2%

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Founder Options

On January 15, 2021, the Issuer granted the following “founder options” over ordinary shares to the Reporting Person: (i) a fully vested option over 5,235,851 ordinary shares with an exercise price of $16.96 per ordinary share and (ii) following shareholder approval obtained on February 1, 2021, an additional option over 2,819,577 ordinary shares with an exercise price of $17.05 per ordinary share, vesting over a two-year period subject to the satisfaction of certain performance conditions.

All vested options will expire on the three-month anniversary of the Reporting Person’s resignation date.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2023

JANET ZWANZIGER

By:	/s/ Janet Zwanziger
Name:	Janet Zwanziger

RON ZWANZIGER

By:	/s/ Ron Zwanziger
Name:	Ron Zwanziger

ZWANZIGER FAMILY VENTURES LLC

By:	/s/ Ron Zwanziger
Name:	Ron Zwanziger
Title:	Manager

ZWANZIGER VENTURES LLC

By:	/s/ Ron Zwanziger
Name:	Ron Zwanziger
Title:	Manager